

September 2, 2008

Via facsimile (310) 281-5121 and U.S. Mail

Wm. Christopher Gorog
Chairman and C.E.O.
Napster, Inc.
9044 Melrose Avenue
Los Angeles, CA 90069

>   **Re: Napster, Inc.**
>   **Definitive Additional Materials**
>   **Filed on August 29, 2008**
>   **File No. 000-32373**

Dear Mr. Gorog:

We have reviewed your filing and have the following comments.

Definitive Additional Materials

1.   We note your statement that Napster has retained UBS Investment Bank and UBS has been actively advising the company with regard to possible strategic alternatives. The materials appear to imply that UBS was retained recently, however, it appears from your press releases that Napster engaged UBS in September 2006. As it may be incomplete within the meaning of Rule 14a-9, please provide factual support for your statement that UBS has been actively advising the company with regard to possible strategic alternatives.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions